Welcome To The New Convenience





Why we exist

People want more Simplicity, Quality & Convenience

What we do

Wood-fired pizza "on-demand" delivered in About fifteen minutes From your Mobile Device or 90 second Walk-up

Our vision

To be the next great American brand that <u>disrupts</u> the $44B Pizza Industry

FIREPIE
OAK FIRED PIZZA. ON DEMAND.



Pizza delivery is broken
Firepie Fixes it

Current Experience

Decision Fatigue

Slow

Mediocre



Firepie Experience

Simple as

Fast as 15 Minutes Delivered

Amazing as



FIREPIE
OAK FIRED PIZZA. ON DEMAND.



How

Italian wood-firing Ovens





Modern, ubiquitous mobile technology





Simple - Three quality Pizzas







Elastic Consumer Supply Chain

PKF
Portable Kitchen Facility



HUB – Daily preparation
Bulk Product Hub To Node







Firepie Delivery Drivers
Logistics Software



FIREPIE
OAK FIRED PIZZA, ON DEMAND.



Firepie Backend Logistics Technology "Fireorder"









FIREPIE

HUNTERS POINT
Map data ©2018 Google Imagery ©2018 TerraMetrics
Terms of Use

The Castro Theatre
Tartine Bakery
Mission Dolores Park
MISSION DISTRICT
POTRERO HILL
DOLORES HEIGHTS
El Techo
Seward Mini Park
Zuckerberg San Francisco General...
Balmy Alley
NOE VALLEY
Precita Park
Billy Goat Hill
Bernal Heights Park
BERNAL HEIGHTS
Glenridge
GLEN PARK



Operational and Financial Advantage

70% lower cost than Brick & Mortar

Elastic Placement to Demand

Rapidly scalable 90 Days vs 12 Months*

*This launch time is based on previous buildouts and SF permitting times for MFFs. Other cities may vary.

FIREPIE
OAK FIRED PIZZA. ON DEMAND.



Future Financial Advantage

Subscription

Automation/ Robotics

Self driving Delivery Vehicles

Drone Delivery

AI Driven Logistics & Marketing

FIREPIE
OAK FIRED PIZZA, ON DEMAND.

THE MARKET & FIREPIE

$25 BILLION ANNUAL PIZZA DELIVERY & TAKEOUT IN US





THIS SLIDE CONTAINS FORWARD LOOKING PROJECTIONS WHICH CANNOT BE GUARANTEED



THANK YOU



THE PERFECT CONVERGENCE OF PRODUCT, PROCESS AND TECHNOLOGY

A GAME CHANGING SOLUTION FOR A MASSIVE MARKET

A MARKET WITH REGULAR M&A ACTIVITY

RICK RICHMAN - FOUNDER & CEO

RICKRICHMAN@FIREPIE.COM

FIREPIE
OAK FIRED PIZZA. ON DEMAND.